UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

CENTRAL PUERTO S.A

BUENOS AIRES, May 23, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material news -Agreement with CAMMESA

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) in compliance of Section 2, Chapter I, Title XII of CNV Regulations (restated text in 2013 as amended and supplemented) and to inform the investing public that, within the framework of Resolutions 58/2024, 66/2024 and 77/2024 of the Secretariat of Energy issued related with the debts of CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico S.A.) due to the economic transactions for December 2023, January and February 2024, the Company entered into an agreement with CAMMESA (the “Agreement”) today whereby they decided that CAMMESA shall pay its debts to the Company as follows:

1)

The debts corresponding to the economic transactions for December 2023 and January 2024 shall be paid through public securities “ARGENTINE REPUBLIC BONDS IN US DOLLARS STEP UP 20238” (USD BOND 2038 L.A.) with the term of 10 (ten) working days as from the entering of the agreement; and

2)

The debts corresponding to the economic transactions for February 2024 shall be paid with funds available in the bank accounts authorized in CAMMESA with the term of 48 (forty-eight) hours as from the entering of the agreement.

Since Central Costanera S.A. (Company’s subsidiary) accepted the Offer by the Secretariat of Energy, and since the bonds receivable have a rate lower than their nominal value, the entering into the Agreement represents a consolidated loss for Central Puerto S.A. (considering the bond quote as of this date) of approximately 21,200 million pesos.

Finally, we state the payment agreements mentioned above do not affect the ordinary course of business of the Company, its payment capacity nor its financing obtaining capacity.

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 24, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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